

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2016

Via E-mail
Steve Hoffman
Chief Executive Officer
Tyme Technologies, Inc.
48 Wall Street Suite 1100
New York, NY 10005

 Re: **Tyme Technologies, Inc.**
 Form 10-K
 Filed March 30, 2016
 File No. 333-179311

Dear Mr. Hoffman:

 We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

 Sincerely,

 /s/ David Link for

 John Reynolds
 Assistant Director
 Office of Beverages, Apparel, and
 Mining